EXHIBIT 12.2

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in millions, except ratios)

Nine Months Ended
September 30, 2003
Excluding Interest on Deposits
Income before income taxes	$7,319

Fixed charges:
Interest expense	5,697
One-third of rents, net of income from subleases (a)	236

Total fixed charges	5,933

Less: Equity in undistributed income of affiliates	(58)

Earnings before taxes and fixed charges, excluding capitalized interest	$13,194

Fixed charges, as above	$5,933
Preferred stock dividends (pre-tax)	57

Fixed charges including preferred stock dividends	$5,990

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.20

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$5,990
Add: Interest on deposits	2,807

Total fixed charges including preferred stock dividends and interest on deposits	$8,797

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$13,194
Add: Interest on deposits	2,807

Total earnings before taxes, fixed charges and interest on deposits	$16,001

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.82

(a) The proportion deemed representative of the interest factor.